

August 15, 2011

Patrick Moore
President
Amwest Imaging Incorporated
10213 Penrith Avenue, Unit 104
Las Vegas, Nevada 89144

>   **Re: Amwest Imaging Incorporated**
>   **Item 4.01 Form 8-K**
>   **Filed June 7, 2011**
>   **Item 4.01 8-K/A**
>   **Filed June 27, 2011**
>   **File No. 333-167743**

Dear Mr. Moore:

We have completed our review of your Form 8-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Laura Veator
Staff Accountant